Kitov Pharmaceuticals Holdings Ltd.

One Azrieli Center, Round Tower, 23rd Floor

32 Menachem Begin Road

Tel Aviv 6701101, Israel

+972-3-933-3121

December 12, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Josh Samples and Suzanne Hayes

Re:	Kitov Pharmaceuticals Holdings Ltd.

Post-Effective Amendment No. 1 to Form F-1 on Form F-3

Filed November 28, 2016

File Nos. 333-211477 and 333-212287

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Kitov Pharmaceuticals Holdings Ltd. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (File Nos. 333-211477 and 333-212287), together with all exhibits thereto (the “Post-Effective Amendment”), as initially filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2016. The Post-Effective Amendment has not been declared effective as of the date hereof and no securities were sold or will be sold under the Post-Effective Amendment. There were no fees paid, or required to be paid, upon the filing of the Amendment.

The Company is withdrawing the Post-Effective Amendment because as of November 28, 2016, it had not met the requirements of General Instruction I.A.2 of Form F-3 that requires a registrant to have been a reporting company for twelve full calendar months commencing on the first day of the month. The Company met the requirements of General Instruction I.A.2 of Form F-3 on December 1, 2016, and intends to file a new post-effective amendment to Form F-1 on Form F-3 on or shortly after the date of this request for withdrawal.

If you have any questions with respect to this request, please contact Rick A. Werner of Haynes and Boone, LLP at (212) 659-7300.

Very truly yours,

Kitov Pharmaceuticals Holdings Ltd.

By:	/s/ Isaac Israel
Name:	Isaac Israel
Title:	Chief Executive Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Perry Wildes, Adv., Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.